May 15, 2006

Mail Stop 4561

Juliet M. Reising
Chief Financial Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 200
Atlanta, GA 30339

      Re: **Verso Technologies, Inc.**
               Registration Statement on Form S-3/A
               Filed April 19, 2006
               File No. 333-127817

               Registration Statement on Form S-3/A
               Filed April 19, 2006
               File No. 333-126223

               Registration Statement on Form S-3
               Filed April 19, 2006
               File No. 333-133373

Dear Ms. Reising:

       This is to advise you that we have limited our review of the above-referenced filings and your response letters dated April 19, 2006 to the matters addressed in the comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3 and Forms S-3/A

1. We refer you to comment 2 of our letter September 19, 2005 and comment 1 of our letter dated September 13, 2005. Please revise each of your registration statements to disclose the specific registration number of the concurrent offerings, now that they are available and to clearly state the number of shares currently being offered under your other registration statements.

2. We refer you to comment 3 of our letter September 19, 2005 and comment 2 of our letter dated September 13, 2005. Subsequent to filing your Form 10-Q please update the "Where You Can Find More Information" sections in your registration statements and ensure your amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness.

3. Please file a legal opinion for your registration statement on Form S-3 and provide a more recently dated legal opinion for each of your Forms S-3/A.

*****

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

    We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Anne Nguyen, Special Counsel, at (202) 551-3611 or the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Robert C. Hussle & Lori Gelchion, Esq.
        Rogers & Hardin LLP
        2700 International Tower
        229 Peachtree St., NE
        Atlanta, GA 30303
        Telephone: (404) 522-4700
        Facsimile: (404) 525-2224